

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2019

Jianxin Zhang
Chief Executive Officer
China Liberal Education Holdings Limited
Huateng Century Park Headquarters
Building A, Level 2
Beijing, PRC

> **Re: China Liberal Education Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted May 6, 2019**
> **CIK No. 0001775085**

Dear Mr. Zhang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Revise to highlight that your Sino-foreign Jointly Managed Academic Programs constitute your core business and that the vast majority of your revenues from that line of business derives from your two major partners, FMP and Minjiang University. Also describe in plain English the nature of your Technological Consulting Services for Smart Campus Solutions business.

Our History and Corporate Structure, page 2

2.   Revise the chart showing your corporate structure to reflect the anticipated post-offering ownership structure of the Company, including the respective ownership percentages of the controlling entities and the minority shareholders.

Risk Factors
Risks Related to Our Business, page 8

3.   We note your disclosure on page 41 discussing the Ministry of Education's termination of certain Sino-foreign cooperative education programs. Revise to specifically discuss the risks associated with any further action by the Ministry of Education. Highlight that such action has recently negatively impacted your student enrollment.

Risks Related to Our Corporate Structure, page 21

4.   We note that upon completion of this offering, the beneficial owners will hold a sufficient percentage of outstanding shares such that they will have the power to act as a group in approving any action requiring a shareholder vote. Provide risk factor disclosure highlighting this significant influence and disclose that the beneficial owners may have interests that differ from other shareholders. Disclose that as such, the Company could be prevented from entering into transactions that could be beneficial to the Company and minority shareholders.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency..., page 24

5.   You disclose a series of regulatory restrictions and limitations with respect to providing funding to your PRC subsidiary through loans or capital contributions. For example, we note your disclosure that your PRC subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital. Given these various regulatory restrictions, quantify here and where applicable in the prospectus the extent to which you may make loans to your PRC subsidiaries based upon the applicable PRC restrictions.

Use of Proceeds, page 33

6.   In light of the statutory limits and required regulatory approvals with respect to your ability to make loans and capital contributions to your PRC subsidiary, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiary following this offering. Discuss any specific regulatory approvals you expect to seek and/or receive in connection with allocating the net proceeds of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors that Affect Our Results of Operations, page 38

7.   Please tell us whether management uses any key performance indicators, including non-financial performance indicators to manage the business. In this respect, we note your reliance on growing the number of students enrolled in your programs. To the extent management uses key performance indicators that would be material to investors, please include these disclosures in the prospectus.

Results of Operations, page 40

8.   We note that you have ceased or will cease to provide services in connection with two of your existing Sino-foreign Jointly Managed Academic Programs due to student difficulties adapting to certain standards of an English teaching environment. You disclose elsewhere that you assessed that these two programs were not profitable. With a view toward providing investors with a material understanding of how you assess the financial performance and viability of your programs and offerings, please describe in greater detail the factors, financial or otherwise, that led to your decision to discontinue these programs.

Regulations, page 81

9.   Revise this section to state specifically how the regulations discussed apply to the Company, and the extent to which you are in compliance with each regulation. For example, please discuss with more specificity the impact that the newly adopted (March 2019) Foreign Investment Law is likely to have on the Company and its operations. Likewise, please discuss with greater specificity the likely impact to the Company of The Law for Promoting Private Education and The Implementation Rules for the Law for Promoting Private Education.

Provisions on Foreign Investment, page 83

10.   We note your disclosure indicating that education consulting services is an industry for which foreign investment is permitted, as it does not appear on the Negative List. Discuss whether any of your four planned business lines might fall within or be interpreted as falling within an industry category that is on the Negative List. Any related risks should also be discussed elsewhere in your registration statement.

Financial Statements, page F-1

11.   Please provide condensed financial statements of the registrant, pursuant to 5-04 of Regulation S-X, or advise us. The financial statements should provide the information required by 12-04 of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies
General, page F-8

12.   We note significant revenue recognized for smart campus technological consulting services. Please disclose your accounting policy for software development, if material.

Revenue Recognition, page F-11

13.   We note that student tuition and fees are first collected by Chinese host universities/colleges from enrolled students at the beginning of each academic school year, and then remitted to the Company. Please disclose any material rights the host universities have to withhold or retain tuition and fees collected initially from the students. Disclose your rights and obligations should the host university not be satisfied with your services.   Please also disclose any general refund policies, if material.

Note 12 - Shareholders' Equity, page F-22

14.   We note your disclosure regarding the statutory reserve and the first Risk Factor on page 24. Please expand your disclosure to fully comply with 4-08(e)(3) of Regulation S-X with respect to your PRC based subsidiaries.

General

15.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

16.   We note references to third-party market data within your prospectus, including, for example, references to a Frost & Sullivan report at page 55 and elsewhere. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S. Littlepage, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Telecommunications